SEC FILE NUMBER: 0-27803
                             CUSIP NUMBER: 223575101



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check  One):  [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
               [ ] Form N-SAR

               For Period Ended: September 30, 1998 [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:________________________________


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

  Covol Technologies, Inc.
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Full Name of Registrant

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Former Name if Applicable

  3280 North Frontage Road
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Address of Principal Executive Office (Street and Number)

  Lehi, Utah  84043
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]         (b)      The  subject annual report, semi-annual  report; transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

         The extension is needed due to comments received on December 22, 1998 by the Registrant on its Form S-3 filed with the Commission. Such comments may affect the Form 10-K and the Registrant is analyzing them to determine whether they need to be incorporated into the Form 10-K filing.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           Asael T. Sorensen                    (801)            768-4481
        ------------------------------------------------------------------------
                 (Name)                      (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



Fiscal 1998 Results

         Total revenues for the fiscal year ended September 30, 1998 were $12,699,000 resulting in a net loss of $3,986,000 or $.43 per share, compared to revenues of $251,000 and a net loss of $10,995,000 or $1.38 per share for fiscal 1997. The decrease in the net loss was primarily a result of significantly higher revenues during fiscal 1998.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 (thousands of dollars, except per share data)


                                                  Year Ended Sept. 30,

Revenues:                                              1998              1997

  License fees                                      $ 7,942           $    --

  Other                                               4,757               251

Total revenues                                       12,699               251

Operating costs and expenses:

  Cost of briquetting operations                      9,295             4,803

  Other                                               6,015             6,302

Total operating expenses                             15,310            11,105

Operating loss                                       (2,611)          (10,854)

Other income (expense)                                   79               (27)

Interest income (expense), net                       (1,846)           (1,359)

Minority interest in net loss                           392             1,245

Net loss                                           $ (3,986)         $(10,995)

Loss per share                                     $   (.43)         $  (1.38)

Weighted average shares                               9,969             8,080
  outstanding

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             (thousands of dollars)

                                                       September 30,

Assets                                           1998                  1997

Current assets:

  Cash and cash equivalents                   $   727              $  4,780

  Receivables, net                              3,891                 1,099

  Inventories and advances
    on inventories                              4,167                 2,906

  Facilities held for sale                     28,405                 8,155

  Other current assets                            911                   328

Total current assets                           38,101                17,268

Property, plant and
  equipment, net                               14,902                 5,464

Other assets, net                              14,906                 4,138

Total assets                                  $67,909               $26,870

Liabilities and Stockholders' Equity

Current liabilities:

  Accounts payable                            $ 3,036               $ 3,013

  Other current liabilities                     4,467                 4,048

  Current portion of long-term debt            22,049                 5,247

Total current liabilities                      29,552                12,308

Long-term debt and other liabilities           16,279                 5,467

Minority interest                                 507                 3,166

Stockholders' equity:                               1                     1
  Convertible preferred stock

  Common stock                                     11                    10

  Capital in excess of par value               69,284                50,203

  Accumulated deficit                         (36,177)              (32,191)

  Deferred compensation from
    stock options                              (3,775)               (4,683)

  Related party receivables
    collateralized by common stock             (7,773)               (7,411)

Total equity                                   21,571                 5,929

Total liabilities and
  stockholders' equity                        $67,909               $26,870

                            Covol Technologies, Inc.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    December 29, 1998                  By:  /s/ Steven G. Stewart
                                               -----------------------
                                               Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

        Intentional Misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).